PRESS RELEASE
November 15, 2017

Clough Global Dividend and Income Fund (NYSE American: GLV)
Clough Global Equity Fund (NYSE American: GLQ)
Clough Global Opportunities Fund (NYSE American: GLO)

1290 Broadway, Suite 1100
Denver, CO 80203
Contact: Fund Services Group at 877-256-8445

CLOUGH CLOSED-END FUNDS ANNOUNCES FINAL RESULTS OF TENDER OFFERS

Denver, Colorado — Clough Global Dividend and Income Fund (GLV), Clough Global Equity Fund (GLQ) and Clough Global Opportunities Fund (GLO) (each, a “Fund” and collectively, the “Funds”), which are advised by Clough Capital Partners L.P. (the “Adviser”), announced today that each Fund’s tender offer was oversubscribed, and as a result, GLQ and GLO will each purchase 37.5% of its respective outstanding common shares of beneficial interest and GLV will purchase 32.5% of its outstanding common shares of beneficial interest, with appropriate adjustment to avoid purchase of fractional shares. The offer expired at 5:00 p.m., New York City time, on November 10, 2017.

A total of 4,998,066, 10,052,547 and 31,646,419 shares, for GLV, GLQ and GLO, respectively, were properly tendered and not withdrawn. The Funds accepted 3,373,469, 6,615,414 and 19,334,647 shares, for GLV, GLQ and GLO, respectively, for cash payment at a purchase price of $14.65, $14.39 and $11.99 per common share for GLV, GLQ and GLO, respectively, which is 98.5% of the net asset value per common share determined as of the close of the regular trading session of the New York Stock Exchange on November 13, 2017. Accordingly, on a pro rata basis, GLV, GLQ and GLO accepted approximately 67%, 66% and 61%, respectively, of the shares properly tendered.

Additional Information

About Clough Global Equity Fund
The Fund is a closed-end fund utilizing the Adviser’s research-driven, thematic process, with an investment objective of providing a high level of total return. Having a global, flexible mandate and exploiting the Firm’s research offices in Boston, the Fund will invest at least 80% in equity and equity-related securities in both U.S. and non-U.S. markets, and the remainder in fixed income securities, including corporate and sovereign debt, in both U.S. and non-U.S. markets. More information on the Clough Global Equity Fund, including the Fund’s dividend reinvestment plan, can be found at www.cloughglobal.com or call 877-256-8445.

About Clough Global Opportunities Fund
The Fund is a closed-end fund with an investment objective of providing a high level of total return. The Fund seeks to achieve this objective by applying a fundamental research-driven investment process and will invest in equity and equity-related securities as well as fixed income securities, including both corporate and sovereign debt. Utilizing the Adviser’s global research capabilities, with offices in Boston, the Clough Global Opportunities Fund will invest in both U.S. and non-U.S. markets. More information on the Clough Global Opportunities Fund, including the Fund’s dividend reinvestment plan, can be found at www.cloughglobal.com or call 877-256-8445.

About Clough Global Dividend and Income Fund
The Fund is a closed-end fund with an investment objective of providing a high level of total return. With analysts in Boston, the Clough Global Dividend and Income Fund seeks to pursue this objective by applying a fundamental research-driven investment process and will invest in equity and equity-related securities as well as fixed income securities, including both corporate and sovereign debt, in both U.S. and non-U.S. markets. More information on the Clough Global Dividend and Income Fund, including the Fund’s dividend reinvestment plan, can be found at www.cloughglobal.com or call 877-256-8445.

About Clough Capital Partners L.P.
The Adviser is a Boston-based investment advisory firm which manages approximately $2.8 billion in assets: $1.0 billion in hedge fund and institutional accounts; $89 million in open-end mutual funds; and $1.6 billion in the Funds as of October 31, 2017. The firm uses a global and theme-based approach and invests in securities on a global basis.

An investor should consider investment objectives, risks, charges and expenses carefully before investing. To obtain an annual report or semi-annual report which contains this and other information visit www.cloughglobal.com or call 877-256-8445. Read them carefully before investing.

*****

Certain statements made in this press release, such as those related to the tender offers, are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors, including, but not limited to: market developments, legal and regulatory developments, and other additional risks and uncertainties. As a result, none of the Adviser, the Funds, or any other person assumes responsibility for the accuracy and completeness of such statements in the future.

 ALPS Portfolio Solutions Distributor, Inc, FINRA Member Firm.

CLO001304 11/15/2018